Mail Stop 4561
								December 2, 2005


Jack (J.D.) Draper
President
FIRSTPLUS Financial Group, Inc.
5100 North O`Connor Blvd., 6th Floor
Irving, TX  75039

Re:		FIRSTPLUS Financial Group, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Filed September 22, 2005
	File No. 000-27750

Dear Mr. Draper:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We have limited our review of your filings to those issues we have addressed in our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *



Form 10-KSB filed September 22, 2005

Legal Proceedings

Bankruptcy of FIRSTPLUS Financial, Inc., page 4

1. In order to help us more fully understand the portion of the FPFG
Intercompany Claim to which you are entitled, please provide us with a rollforward of the claim balance from inception through December 31, 2004. Your rollforward should reflect portions of the Claim assigned to creditors and other parties as well as a narrative explaining the reasons why amounts were assigned to these other parties.

2. In light of the various litigation matters surrounding the Bankruptcy of FirstPlus Financial, Inc., the Class Action Securities
Litigation, and the Grantor Trust Litigation, please tell us how you determined the $4,980,223 value assigned to the FPFG Intercompany claim was collectible as of December 31, 2004. Your response should also address how you determined that the $2.9 million valuation reserve for the FPFG Intercompany Claim was sufficient as of December
31, 2004. In your response, please address how your accounting was consistent with paragraph 8 of SFAS No. 5.

Management`s Plan of Operation

Financial Reporting Issues, page 11

3. We note your disclosures regarding the status of your financial reporting and remind you of your reporting requirements of Section 13(a) of the Securities Exchange Act of 1934. Please file any delinquent periodic reports as soon as possible.


Financial Statements

Report of Independent Registered Public Accounting Firm

4. We note from your financial statements beginning on page 15 of your Form 10-K that you have experienced operating losses of $253,245 and $84,348 during the years ended December 31, 2004 and 2003, respectively and had net operating cash outflows of $295,755 for the year ended December 31, 2004. We further note your disclosure on page 22 that your loan with United Lending Partners was in default as of the date of the filing. In light of these factors and the uncertainty of your future business plan as described beginning on page 8, please tell us how your independent accountants determined that you had that ability to continue as a going concern for a period of at least one year from the balance sheet date.

5. Please have your independent accountants revise their report to include the firm`s signature. Refer to Rule 2-02 of Regulation S-X.

6. Please revise your plan of operation to include a discussion of how long you can satisfy your cash requirements and whether you believe you will have to raise additional funds in the next twelve months. Refer to Item 303 (a)(1)(i) of Regulation S-B.

Statements of Cash Flows, page 18

7. Please tell us how your loss on loan default resulted in both a net cash outflow of $100,000 for investing activities and a
$100,000
positive adjustment to reconcile net income to net cash used in operating activities.

8. Please tell us what is intended by the investing activities cash outflow of $62,843 for the year ended December 31, 2003 that is titled "loans made". It is unclear whether this amount represents mortgage loans originated by you, a loan extended by you to a related or third party, or some other sort of transaction.

Note 8. Related Party Transactions, page 21

9. Please tell us how you accounted for the reciprocal swap with Capital Lending Strategies, LLC and provide any journal entries and/or supporting calculations that would facilitate our understanding of the transaction.

10. We note that you extended the maturity date of your loan payable to United Lending Partners two times since inception and that the loan is currently in default. Please tell us how you evaluated whether each modification of the due date of this debt was considered a troubled debt restructuring. Refer to EITF 02-4 and SFAS No. 15.
Please also tell us how you accounted for each of the debt maturity modifications.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Controls and Procedures, page 23

11. Please tell us how you determined that your disclosure controls and procedures were effective as of December 31, 2004 in light of the financial reporting issues you disclose on page 11.


*    *    *    *    *    *    *


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant, at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


      Sincerely,



      John P. Nolan
      Accounting Branch Chief



CC:  Doug Berman, Esq via facsimile to (214) 855-4300

??

??

??

??

Jack (J.D.) Draper
FIRSTPLUS Financial Group, Inc.
December 2, 2005
Page 5